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Exhibit (a)(1)(vi)

XXXXXX XX, 2011

Reminder Regarding the Scientific Games Stock Option Exchange Offer

Dear Scientific Games Equity Plan Participant:

        You are the holder of one or more stock options that were granted before July 19, 2010 with an exercise price of greater than $11.99—so you may be eligible to participate in the Scientific Games Stock Option Exchange Offer. The exchange offer provides a one-time opportunity to exchange all of these stock options for a lesser number of restricted stock units.

        To participate or learn more about the exchange offer, go to https://www.sgmsoptionexchange.com. This website can be accessed from work or from home. To log on to the website, use your company email address as your user ID and your employee ID number as your password.

        If you are unable to access the website, you may call the Human Resources Department at (770) 825-4578 to request a paper copy of the information that is posted on the website, which will be furnished without charge.

        Only you can decide whether it makes sense for you to participate in the exchange offer. If you choose to participate, you must make your election by 11:59 PM EDT on August 15, 2011 (or such later time and date as may apply if the exchange offer is extended).

        If you have any questions, please contact the Human Resources Department at (770) 825-4578 or by email at sgequityadmin@scientificgames.com.

Sincerely,

Lorne Weil
Chairman and Chief Executive Officer
Scientific Games Corporation

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  Exhibit (a)(1)(vi)
Reminder Regarding the Scientific Games Stock Option Exchange Offer